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namecoach

Our community investment round is off to an incredible start! **THANK YOU** to everyone who's joined us — your support is helping us create even more value in the $100B Voice AI market. We've received questions regarding investing and wanted to make sure everyone has the same information.

1) What is a community investment round?

It's a chance for customers, users, and the general public—not just professional investors—to own a stake in Namecoach. We're raising on Wefunder, the same platform used by companies like Mercury and Substack, who raised millions through an SEC-regulated "Regulation Crowdfunding" round.

2) What are early bird terms?

Early investors get a discount on preferred, early shares. These terms are extremely limited and not guaranteed—reserving now means you'll have first access to lock them in once the round officially opens.

3) Why should I invest?

We've built an AI-powered name pronunciation platform that integrates seamlessly into tools like Salesforce, Microsoft Outlook, Google Workspace, and Canvas—ensuring names are said correctly every time. This is your chance to own a stake in a company that has the same investors as other cutting edge AI companies such as Anthropic, Open AI, Oura and more.

4) What if I'm an international investor?

Wefunder accepts investments from almost anywhere in the world, except Quebec, Alberta, Ontario, and British Columbia. More details for international investors can be found on Wefunder.

5) What do I get for investing?

Your investment converts into preferred shares—giving you a financial stake in Namecoach's success. You can read the full terms and learn more on our campaign page here.

Early bird terms are going fast! If you want in — or want to increase your stake — now's the time.

👉 **Invest now:** wefunder.com/namecoach

We launched this round on Wefunder to give our biggest believers first access at this early stage. This may be your only opportunity to invest in Namecoach before we bring in additional institutional capital. Let's transform the future of communication together.

Praveen

P.S. If you still have questions, simply reply to this email.

Hi << Test First Name >>,

As a valued Namebadge user, we wanted to remind you that early access won't last forever.

This is your opportunity to own a stake in Namecoach as we transform communication and expand into the $100B Voice AI space.

Reservations are now open on Wefunder, starting at just $100. **Secure your spot today at** wefunder.com/namecoach **before this opportunity opens to the broader public.**

As always, feel free to reach out if you have any questions or want to learn more. Thank you for being an essential part of Namecoach's journey — we couldn't do this without you!

Best regards,

Praveen Shanbhag
Founder & CEO
Namecoach

🔊Visit your personal Namebadge profile

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi << Test First Name >>,

I noticed you haven't made your official reservation yet for Namecoach's community investment round. We are now taking reservations on Wefunder from all those who responded to express interest, so I wanted to check in and see if you have any questions.

Discounted, preferred terms are available and we expect these enhanced terms to fill quickly, so I want to make sure you don't miss out. Right now, only Namecoach users have access but we'll be opening the round more broadly soon.

Here's the link to invest: www.wefunder.com/namecoach

Excited to welcome you on board and part of our journey!

Best,
Praveen

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi << Test First Name >>,

As a valued Namebadge user, we wanted to remind you that early access won't last forever.

This is your opportunity to own a stake in Namecoach as we transform communication and expand into the $100B Voice AI space.

Reservations are now open on Wefunder, starting at just $100. **Secure your spot today at** wefunder.com/namecoach **before this opportunity opens to the broader public.**

As always, feel free to reach out if you have any questions or want to learn more. Thank you for being an essential part of Namecoach's journey — we couldn't do this without you!

Best regards,

Praveen Shanbhag
Founder & CEO
Namecoach

🔊Visit your personal Namebadge profile

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi << Test First Name >>,

As a loyal supporter of Namecoach, I wanted to personally reach out with an exciting update — **Namecoach has launched a community investment round!** Since you've already shown interest in what we're building, I'd love for you to have priority access before we open to the public. Plus, for a limited time, early investors can secure exclusive early-bird terms!

Getting a name wrong doesn't just cost social capital, it can cost millions in lost business. Because names matter, Namecoach's AI-powered platform is solving this problem by ensuring names are said right, every time.

Thanks to the incredible support from users like you, we've hit some major milestones:

- $4M+ in annual recurring revenue with 85%+ gross margin
- 4M+ users connected through Salesforce, Outlook, Canvas (the #1 teaching software), and other major platforms.
- 400+ customers & partners, including P&G, Lucasfilm, and The American Medical Association
- Backed by top-tier VCs, including Stanford-StartX, Founders Fund, AI Sprouts, and Impact America Fund
- World-class team from Harvard, Stanford, Cambridge, Coca-Cola, and Amazon

We're transforming the $100 billion Voice AI market and setting a new standard for AI-powered communication. Now's your chance to invest with preferred terms and grow with us.

Investments start at $100 and go up to $100k.

👉 **Learn more about the opportunity and invest today**

Feel free to reply with any questions.

Thanks for your support,
Praveen
Founder & CEO, Namecoach

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi << Test First Name >>,

As a loyal supporter of Namecoach, I wanted to personally reach out with an exciting update — **Namecoach has launched a community investment round!** Since you've already shown interest in what we're building, I'd love for you to have priority access before we open to the public. Plus, for a limited time, early investors can secure exclusive early-bird terms!

Getting a name wrong doesn't just cost social capital, it can cost millions in lost business. Because names matter, Namecoach's AI-powered platform is solving this problem by ensuring names are said right, every time.

Thanks to the incredible support from users like you, we've hit some major milestones:

- $4M+ in annual recurring revenue with 85%+ gross margin
- 4M+ users connected through Salesforce, Outlook, Canvas (the #1 teaching software), and other major platforms.
- 400+ customers & partners, including P&G, Lucasfilm, and The American Medical Association
- Backed by top-tier VCs, including Stanford-StartX, Founders Fund, AI Sprouts, and Impact America Fund
- World-class team from Harvard, Stanford, Cambridge, Coca-Cola, and Amazon

We're transforming the $100 billion Voice AI market and setting a new standard for AI-powered communication. Now's your chance to invest with preferred terms and grow with us.

Investments start at $100 and go up to $100k.

👉 **Learn more about the opportunity and invest today**

Feel free to reply with any questions.

Thanks for your support,
Praveen
Founder & CEO, Namecoach

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi << Test First Name >>,

I noticed you haven't registered your interest to invest in Namecoach. Investments start at just $100. I wanted to check in and see if you have any questions.

Discounted, preferred terms are available and we expect these enhanced terms to fill quickly, so I want to make sure you don’t miss out. Right now, only Namecoach users have access but we’ll be opening the round more broadly soon.

Here’s the link to invest: www.wefunder.com/namecoach

Excited to welcome you on board as a Namecoach investor!

Best,
Praveen

We are ‘testing the waters’ to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.

Hi << Test First Name >>,

I wanted to let you in on something big - we’re opening a community investment round to give you a chance to own a financial stake in our growth!

As one of our early users, I wanted you to have early access to the round! We’ve built Namecoach into a leader in AI-powered name pronunciation, helping millions of people connect more meaningfully in workplaces, schools, and beyond. Now, we’re scaling even further, expanding into the $100B Voice AI market, and we want you to grow with us as an investor alongside our institutional investors such as AI Sprouts, Peter Thiel's Founders Fund, and Stanford StartX.

👉 Sign up now to claim your early access!

The best is yet to come, and we’d love for you to be part of it.

With excitement,
Praveen Shanbhag
Founder & CEO, Namecoach

We are ‘testing the waters’ to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.